EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS





                             Three Months Ended        Twelve Months Ended
                              May 3       May 4          May 4        May 4
                               1997        1996          1996         1996

Average shares outstanding 112,794,610 113,219,578    113,375,917  113,090,100
Net effect of dilutive
 stock options based on
 the treasury stock method
 using average market price    201,499     574,431        413,242      240,830

Total                      112,996,109 113,794,009    113,789,159  113,330,930




Net Income                 $58,258,000 $56,401,000   $240,478,000 $175,205,000
Less preferred dividends        (5,500)     (5,500)       (22,000)     (22,000)

Net income available to
 common shares             $58,252,500 $56,395,500   $240,456,000 $175,183,000


Per share                        $0.52       $0.50          $2.11        $1.55